Exhibit 99.1

DIANA SHIPPING INC.

DIANA SHIPPING INC.

CONSOLIDATED BALANCE SHEETS

June 30, 2021 (unaudited) and December 31, 2020

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	June 30, 2021	December 31, 2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$136,495	$62,909
Accounts receivable, trade	3,123	5,235
Due from related parties (Notes 2 and 6)	1,525	1,196
Inventories	3,640	4,717
Prepaid expenses and other assets	6,299	7,243
Vessel held for sale (Note 3)	9,010	23,361
Total current assets	160,092	104,661

FIXED ASSETS:
Vessels, net (Note 3)	690,819	716,178
Property and equipment, net (Note 4)	21,629	21,704
Total fixed assets	712,448	737,882
OTHER NON-CURRENT ASSETS:
Restricted cash (Note 5)	18,500	20,000
Other non-current assets	499	719
Deferred charges, net (Note 3)	8,095	9,148
Total assets	$899,634	$872,410

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs, current (Note 5)	$41,082	$39,217
Accounts payable, trade and other	9,078	8,558
Due to related parties (Note 2)	745	484
Accrued liabilities	7,508	10,488
Deferred revenue	3,890	2,842
Total current liabilities	62,303	61,589

Long-term debt, net of current portion and deferred financing costs, non-current (Note 5)	420,433	381,097
Other non-current liabilities	1,165	1,154
Commitments and contingencies (Note 6)	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock (Note 7(a))	26	26
Common stock, $0.01 par value; 200,000,000 shares authorized and 91,535,002 and 89,275,002 issued and outstanding at June 30, 2021 and December 31, 2020, respectively (Note 7(b))	915	893
Additional paid-in capital	1,008,669	1,020,164
Accumulated other comprehensive income	69	69
Accumulated deficit	(593,946)	(592,582)
Total stockholders’ equity	415,733	428,570

Total liabilities and stockholders’ equity	$899,634	$872,410

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA SHIPPING INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

For the six months ended June 30, 2021 and 2020

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2021	2020
REVENUES:
Time charter revenues	$88,074	$84,735

EXPENSES:
Voyage expenses	4,072	7,561
Vessel operating expenses	37,731	42,123
Depreciation and amortization of deferred charges	20,141	23,284
General and administrative expenses	13,909	16,285
Management fees to related party (Note 2)	854	1,014
Vessel impairment charges (Note 3)	—	95,693
Loss on sale of vessels (Note 3)	203	1,078
Other income	(4)	(142)
Operating income/(loss)	$11,168	$(102,161)

OTHER INCOME / (EXPENSES):
Interest expense and finance costs (Note 8)	(9,342)	(12,009)
Interest income	50	639
Loss on extinguishment of debt (Note 5)	(158)	—
Loss from equity method investment (Note 2)	(198)	(86)
Total other expenses, net	$(9,648)	$(11,456)

Net income/(loss)	$1,520	$(113,617)

Dividends on series B preferred shares (Notes 7 and 9)	(2,884)	(2,884)

Net loss attributed to common stockholders	$(1,364)	$(116,501)

Loss per common share, basic and diluted (Note 9)	$(0.02)	$(1.35)

Weighted average number of common shares, basic and diluted (Note 9)	82,792,000	86,012,939

DIANA SHIPPING INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

For the six months ended June 30, 2021 and 2020

(Expressed in thousands of U.S. Dollars)

	2021	2020
Net income/(loss)	$1,520	$(113,617)
Other comprehensive loss (Actuarial loss)	—	(13)
Comprehensive income/(loss)	$1,520	$(113,630)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA SHIPPING INC.

UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the six months ended June 30, 2021 and 2020

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Preferred Stock		Preferred Stock		Preferred Stock
	Series B		Series C		Series D		Common Stock
									Additional	Other
		Par	# of	Par	# of	Par		Par	Paid-in	Comprehensive	Accumulated
	# of Shares	Value	Shares	Value	Shares	Value	# of Shares	Value	Capital	Income	Deficit	Total Equity
BALANCE, December 31, 2019	2,600,000	$26	10,675	$—	—	$—	91,193,339	$912	$1,021,633	$109	$(452,616)	$570,064
Net loss	—	—	—	—	—	—	—	—	—	—	(113,617)	(113,617)
Issuance of restricted stock and compensation cost (Note 7(f))	—	—	—	—	—	—	2,200,000	22	5,481	—	—	5,503
Dividends on series B preferred stock (Note 7(b))	—	—	—	—	—	—	—	—	—	—	(2,884)	(2,884)
Shares repurchased (Note 7(e))	—	—	—	—	—	—	(4,118,337)	(41)	(11,958)	—	—	(11,999)
Actuarial loss	—	—	—	—	—	—	—	—	—	(13)	—	(13)
BALANCE, June 30, 2020	2,600,000	$26	10,675	$—	—	$—	89,275,002	$893	$1,015,156	$96	$(569,117)	$447,054

BALANCE, December 31, 2020	2,600,000	$26	10,675	$—	—	$—	89,275,002	$893	$1,020,164	$69	$(592,582)	$428,570
Net income	—	—	—	—	—	—	—	—	—	—	1,520	1,520
Issuance of preferred stock (Note 7(d))	—	—	—	—	400	—			264			264
Issuance of restricted stock and compensation cost (Note 7(f))	—	—	—	—	—	—	8,260,000	82	3,317	—	—	3,399
Dividends on series B preferred stock (Note 7(b))	—	—	—	—	—	—	—	—	—	—	(2,884)	(2,884)
Shares repurchased (Note 7(e))	—	—	—	—	—	—	(6,000,000)	(60)	(15,076)	—	—	(15,136)
BALANCE, June 30, 2021	2,600,000	$26	10,675	$—	400	$—	91,535,002	$915	$1,008,669	$69	$(593,946)	$415,733

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA SHIPPING INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2021 and 2020

(Expressed in thousands of U.S. Dollars)

	2021	2020
Cash Flows from Operating Activities:
Net income/(loss)	$1,520	$(113,617)
Adjustments to reconcile net income/(loss) to net cash from operating activities:
Depreciation and amortization of deferred charges	20,141	23,284
Asset Impairment loss (Note 3)	—	95,693
Amortization of financing costs (Note 8)	718	512
Compensation cost on restricted stock (Note 7(f))	3,399	5,503
Actuarial loss	—	(13)
Loss on sale of vessels (Note 3)	203	1,078
Loss on extinguishment of debt (Note 5)	158	—
Loss from related party investments (Note 2)	198	86
(Increase) / Decrease in:
Accounts receivable, trade	2,112	5,819
Due from related parties	(329)	(51)
Inventories	1,077	615
Prepaid expenses and other assets	944	1,595
Other non-current assets	(220)	471
Increase / (Decrease) in:
Accounts payable, trade and other	520	(1,094)
Due to related parties	313	(49)
Accrued liabilities, net of accrued preferred dividends	(2,980)	(1,585)
Deferred revenue	1,048	267
Other non-current liabilities	11	30
Drydock costs	(1,391)	(6,807)
Net cash provided by Operating Activities	$27,442	$11,737

Cash Flows from Investing Activities:
Payments for vessel improvements (Note 3)	(684)	(5,444)
Proceeds from sale of vessels, net of expenses (Note 3)	23,158	8,238
Proceeds from sale of related party investment (Note 2)	—	1,500
Payments to joint venture (Note 2)	(250)	—
Investment in time deposits	—	(6,500)
Payments to acquire furniture and fixtures (Note 4)	(149)	(58)
Net cash provided by/(used in) Investing Activities	$22,075	$(2,264)

Cash Flows from Financing Activities:
Proceeds from issuance of long-term debt (Note 5)	100,819	—
Proceeds from issuance of preferred stock (Note 7(d))	264	—
Payments of dividends, preferred stock (Note 7(b))	(2,884)	(2,884)
Payments for repurchase of common stock (Note 7(e))	(15,136)	(11,999)
Payments of financing costs	(7,453)	(567)
Repayments of long-term debt	(53,041)	(20,621)
Net cash provided by/(used in) Financing Activities	$22,569	$(36,071)

Net increase/(decrease) in cash, cash equivalents and restricted cash	72,086	(26,598)

Cash, cash equivalents and restricted cash at beginning of the period	82,909	128,288
Cash, cash equivalents and restricted cash at end of the period	$154,995	$101,690

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents	$136,495	$81,190
Restricted cash	18,500	20,500
Cash, cash equivalents and restricted cash	$154,995	$101,690
SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash investments (Note 3)	$441	$1,246
Interest paid	$10,354	$11,870

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

1.Basis of Presentation and General Information and Recent Accounting Pronouncements

The accompanying unaudited interim consolidated financial statements include the accounts of Diana Shipping Inc., or DSI and its wholly-owned and beneficially-owned subsidiaries (collectively, the “Company”). DSI was formed on March 8, 1999 as Diana Shipping Investment Corp. under the laws of the Republic of Liberia. In February 2005, the Company’s articles of incorporation were amended. Under the amended articles of incorporation, the Company was renamed Diana Shipping Inc. and was re-domiciled from the Republic of Liberia to the Republic of the Marshall Islands.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2020 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 12, 2021 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2021.

The consolidated balance sheet as of December 31, 2020 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

The Company is engaged in the ocean transportation of dry bulk cargoes worldwide mainly through the ownership of dry bulk carrier vessels. The Company operates its own fleet through Diana Shipping Services S.A. (or “DSS”), a wholly-owned subsidiary and through Diana Wilhelmsen Management Limited, or DWM, a 50% owned joint venture (Note 2(d)). The fees paid to DSS are eliminated in consolidation.

The outbreak of the COVID-19 virus has had a negative effect on the global economy and has adversely impacted the international dry-bulk shipping industry into which the Company operates. The Company reviewed and evaluated its revenue concertation risk, the recoverability of its Accounts receivable, trade and sensitized its future undiscounted cash flows on its impairment testing. As the situation continues to evolve, it is difficult to predict the long-term impact of the pandemic on the industry. The Company is constantly monitoring the developing situation, as well as its charterers’ response to the severe market disruption and is making necessary preparations to address and mitigate, to the extent possible, the impact of COVID-19 to the Company.

Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in Note 2 of the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2021. There have been no material changes to these policies in the six months ended June 30, 2021, except for as discussed below:

New Accounting Pronouncements - Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 applies to contracts that reference LIBOR or another reference rate expected to be terminated because of reference rate reform. The amendments in this Update are effective for all entities as of March 12, 2020 through December 31, 2022. An entity may elect to apply the amendments for contract modifications by Topic or Industry Subtopic as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. Once elected for a Topic or an Industry Subtopic, the amendments in this Update must be applied prospectively for all eligible contract modifications for that Topic or Industry Subtopic. An entity may elect to apply the amendments in this Update to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020 and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12, 2020. An entity may elect certain optional expedients for hedging relationships that exist as of December 31, 2022 and maintain those optional expedients through the end of the hedging relationship. ASU 2020-04 can be adopted as of March 12, 2020. As of June 30, 2021, the Company has not made any contract modifications to replace the reference rate to any of its agreements and has not evaluated the effects of this standard on its consolidated financial position, results of operations, and cash flows.

2.Transactions with related parties

a)Altair Travel Agency S.A. (“Altair”): The Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company’s Chairman of the Board. Travel expenses for the six months ended June 30, 2021 and 2020 amounted to $827 and $395, respectively, and are mainly included in “Deferred charges, net” and “Vessel operating expenses” in the accompanying unaudited interim consolidated financial statements. At June 30, 2021 and December 31, 2020, an amount of $256 and $54, respectively, was payable to Altair and is included in “Due to related parties” in the accompanying consolidated balance sheets.
b)Steamship Shipbroking Enterprises Inc. or Steamship: Steamship is a company controlled by the Company’s Chairman of the Board which provides brokerage services to DSI pursuant to a Brokerage Services Agreement for a fixed fee amended annually on each anniversary of the agreement. On July 1, 2020, a new agreement was signed for a revised monthly fee and a duration of two years, until June 30, 2022. For the six months ended June 30, 2021 and 2020 brokerage fees amounted to $1,654 and $999, respectively, and are included in “General and administrative expenses” in the accompanying unaudited interim consolidated statements of operations. As of June 30, 2021 and December 31, 2020, there was no amount due to Steamship.
c)Diana Wilhelmsen Management Limited, or DWM: DWM is a joint venture which was established on May 7, 2015 by Diana Ship Management Inc., a wholly owned subsidiary of DSI, and Wilhelmsen Ship Management Holding AS, an unaffiliated third party, each holding 50% of DWM. The DWM office was located in Limassol, Cyprus, but in April 2021 was relocated in Athens, Greece. In January 2021, each 50% shareholder of DWM contributed an amount of $250 as additional investment to DWM. As at June 30, 2021 and December 31, 2020, the equity method investment in DWM amounted to a liability of $377 and $430, respectively, and is included in “Due to related parties” in the accompanying consolidated balance sheets. For the six months ended June 30, 2021 and 2020, the investment in DWM resulted in a loss of $198 and $86, respectively, and is included in “Loss from equity method investment” in the accompanying unaudited interim consolidated statements of operations.

DWM provided management services to certain vessels of the Company’s fleet through DSS and since May 2021, directly. For the management services outsourced to DWM, DSS paid a fixed monthly fee per vessel and a percentage of those vessels’ gross revenues. Since May 2021 the vessels pay directly to DWM a fixed monthly fee per vessel and a percentage of their gross revenues. For the six months ended June 30, 2021 and 2020, management fees to DWM amounted to $854 and $1,014, respectively, and are separately presented as “Management fees to related party” in the accompanying unaudited interim consolidated statements of operations. As at June 30, 2021 and December 31, 2020, there was an amount of $1,525 and $1,196 due from DWM, separately presented in “Due from related parties” in the accompanying consolidated balance sheets, mainly due to the security placed in relation to the incident of the Protefs (Note 6).

d)Series D Preferred Stock: On June 22, 2021, the Company issued 400 shares of newly-designated Series D Preferred Stock, par value $0.01 per share, to an affiliate of its Chief Executive Officer, Mrs. Semiramis Paliou, for an aggregate purchase price of $360, or 264 net of expenses. The Series D Preferred Stock is not redeemable and has no dividend or liquidation rights. The Series D Preferred Stock will vote with the common shares of the Company, and each share of the Series D Preferred Stock shall entitle the holder thereof to up to 100,000 votes, on all matters submitted to a vote of the stockholders of the Company, subject to a maximum number of votes eligible to be cast by such holder derived from the Series D Preferred Shares and any other voting security of the Company held by the holder to be equal to the lesser of (i) 36% of the total number of votes entitled to vote on any matter put to shareholders of the Company and (ii) the sum of the holder’s aggregate voting power derived from securities other than the Series D Preferred Stock and 15% of the total number of votes entitled to be cast on matters put to shareholders of the Company. The Series D Preferred Stock is transferable only to the holder’s immediate family members and to affiliated persons or entities. The issuance of shares of Series D Preferred Stock to Tuscany Shipping Corp. was approved by an independent committee of the Board of Directors of the Company.
e)Purchase of Bond by executives: on June 22, 2021, entities affiliated with executive officers and directors of the Company participated in a newly issued bond with an aggregate principal amount of $21,000 (Note 5).

3.Vessels

In 2020, the Company through separate wholly-owned subsidiaries entered into Memoranda of Agreement to sell to unaffiliated third parties the vessel Coronis, for a sale price of $7,100 before commissions, delivered to her new owners in January 2021; the vessel Sideris G.S., for a sale price of $11,500 before commissions; delivered to her new owners in January 2021; and the vessel Oceanis, for a sale price of $5,750 before commissions, delivered to her new owners in March 2021. As of December 31, 2020, all three vessels were classified as held for sale. The sale of the vessels, resulted to loss amounting to $203, which is separately presented in the 2021 interim unaudited statement of operations.

On March 16, 2021, the Company through a separate wholly-owned subsidiary entered into a Memorandum of Agreement to sell to an unaffiliated third party the vessel Naias, for a sale price of $11,250 before commissions. At the date of sale, the vessel was measured at the lower of its carrying amount or fair value (sale price) less costs to sell, which was the vessel’s net book value at $9,010, and was classified in current assets as Vessel held for sale, according to the provisions of ASC 360, as all criteria required for this classification were met. The vessel was delivered to the buyer on July 30, 2021 (Note 11).

Vessel improvements mainly relate to the implementation of ballast water treatment and other works necessary for the vessels to comply with new regulations and be able to navigate to additional ports. During the six months ended June 30, 2021, such expenditures amounted to $1,125, of which an amount of $441 related to equipment and services paid as of December 31, 2020 but not delivered on the vessels until June 30, 2021.

The amounts reflected in Vessels, net in the accompanying consolidated balance sheets are analyzed as follows:

		Accumulated
	Vessel Cost	Depreciation	Net Book Value
Balance, December 31, 2020	$872,431	$(156,253)	$716,178

- Additions for improvements	684	—	684
- Additions reclassified from other non-current assets	441		441
- Transfer to held for sale	(16,121)	7,111	(9,010)
- Depreciation for the period	—	(17,474)	(17,474)
Balance, June 30, 2021	$857,435	$(166,616)	$690,819

4.Property and equipment, net

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Property and	Accumulated
	Equipment	Depreciation	Net Book Value
Balance, December 31, 2020	$27,198	$(5,494)	$21,704
- Additions in property and equipment	149	—	149
- Depreciation for the period	—	(224)	(224)
Balance, June 30, 2021	$27,347	$(5,718)	$21,629

5.Long-term debt, current and non-current

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	June 30, 2021	December 31, 2020
8.375% Senior Unsecured Bond	125,000	—
9.5% Senior Unsecured Bond	17,800	92,000
Secured Term Loans	328,035	331,056
Total debt outstanding	$470,835	$423,056
Less related deferred financing costs	(9,320)	(2,742)
Total debt, net of deferred financing costs	$461,515	$420,314
Less: Current portion of long term debt, net of deferred financing costs current	(41,082)	(39,217)
Long-term debt, net of current portion and deferred financing costs, non-current	$420,433	$381,097

9.5% Senior Unsecured Bond: On September 27, 2018, the Company issued a $100,000 senior unsecured bond (the “Bond”) maturing in September 2023 and may issue up to an additional $25,000 of the Bond on one or more occasions. The Bond ranks ahead of subordinated capital and ranks the same with all other senior unsecured obligations of the Company other than obligations which are mandatorily preferred by law. Entities affiliated with executive officers and directors of the Company purchased $16,200 aggregate principal amount of the Bond. The Bond bears interest from September 27, 2018 at a US Dollar fixed-rate coupon of 9.50% and is payable semi-annually in arrears in March and September of each year. The Bond is callable in whole or in parts in three years at a price equal to 103.8% of nominal value; in four years at a price equal to 101.9% of the nominal value and in four and a half years at a price equal to 100% of nominal value. The Bond includes financial and other covenants and is trading on the Oslo Stock Exchange under the ticker symbol “DIASH01”. On July 7, 2020, the Company repurchased $8,000 of nominal value of the Bond. On June 22, 2021, the Company refinanced $74,200 of nominal value of the Bond at a price equal to 106.25% of nominal value, or $78,838, with the new bond discussed below. The Company applied the debt modification guidance for the part of the transaction refinanced by existing investors amounting to $73,400 and the debt extinguishment for the remaining $800. An amount of $5,272 consisting of the costs paid to the investors who participated in the refinancing and unamortized deferred fees were deferred over the term of the new bond and an amount of $57 was accounted as loss on debt extinguishment. As of June 30, 2021, the Company holds $82,200 of nominal value of the Bond.

8.375% Senior Unsecured Bond: On June 22, 2021, the Company issued a $125,000 senior unsecured bond (the “New Bond”) maturing in June 2026. The New Bond ranks ahead of subordinated capital and ranks the same with all other senior unsecured obligations of the Company other than obligations which are mandatorily preferred by law. The New Bond was offered to the investors of the 9.5% Senior Unsecured Bond, part of whom exchanged their bonds with the New Bond, including entities affiliated with executive officers and directors of the Company who exchanged their securities and participated in the New Bond with an aggregate principal amount of $21,000. The New Bond bears interest from June 22, 2021 at a US Dollar fixed-rate coupon of 8.375% and is payable semi-annually in arrears in June and December of each year. The New Bond is callable in whole or in parts in June 2024 at a price equal to 103.35% of nominal value; between June 2025 to December 2025 at a price equal to 101.675% of the nominal value and after December 2025 at a price equal to 100% of nominal value. The New Bond includes financial and other covenants. The Company will take all necessary actions to list the New Bond in the Oslo Stock Exchange. Debt issuance costs amounted to $2,080.

Secured Term Loans: The Company, through its subsidiaries, has entered into various long term loan agreements with bank institutions to partly finance or, as the case may be, refinance part of the acquisition cost of certain of its fleet vessels. The loan agreements are repayable in quarterly or semi-annual installments plus one balloon installment per loan agreement to be paid together with the last installment and bear interest at LIBOR plus margin ranging from 2.15% to 2.5%. Their maturities range from March 2022 to January 2032.

Under the secured term loans outstanding as of June 30, 2021, 30 vessels of the Company’s fleet are mortgaged with first preferred or priority ship mortgages, having an aggregate carrying value of $615,327. Additional securities required by the banks include first priority assignment of all earnings, insurances, first assignment of time charter contracts that exceed a certain period, pledge over the shares of the borrowers, manager’s undertaking and subordination and requisition compensation and either a corporate guarantee by DSI (the “Guarantor”) or a guarantee by the ship owning companies (where applicable), financial covenants, as well as operating account assignments. The lenders may also require additional security in the future in the event the borrowers breach certain covenants under the loan agreements. The secured term loans generally include restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio and minimum liquidity per vessel owned by the borrowers, or the Guarantor, maintained in the bank accounts of the borrowers, or the Guarantor.

As at June 30, 2021 and December 31, 2020, the minimum cash deposits required to be maintained at all times under the Company’s loan facilities, amounted to $18,500 and $20,000, respectively and are included in “Restricted cash” in the accompanying consolidated balance sheets. Furthermore, the secured term loans contain cross default provisions and additionally the Company is not permitted to pay any dividends following the occurrence of an event of default.

As at June 30, 2021, the Company had the following agreements with banks, either as a borrower or as a guarantor, to guarantee the loans of its subsidiaries:

Export-Import Bank of China and DnB NOR Bank ASA: On February 15, 2012, the Company drew down a first tranche of $37,450, under a secured loan agreement, which is repayable in 40 quarterly installments of approximately $628 each and a balloon of $12,332 payable together with the last installment on February 15, 2022. On May 18, 2012, the Company drew down, under the same agreement, a second tranche of $34,640, which is repayable in 40 quarterly installments of approximately $581 each and a balloon of $11,410 payable together with the last installment on May 18, 2022. The loan bears interest at LIBOR plus a margin of 2.50% per annum. The loan was prepaid in full on May 17, 2021 and unamortized costs were written off to Loss on extinguishment of debt in the 2021 unaudited interim statement of operations.

Commonwealth Bank of Australia, London Branch: On January 13, 2014, the Company drew down $9,500 under a secured loan agreement, which is repayable in 32 equal consecutive quarterly installments of $156 each and a balloon of $4,500 payable on January 13, 2022. The loan bears interest at LIBOR plus a margin of 2.25%. The loan was prepaid in full on May 18, 2021 and unamortized costs were written off to Loss on extinguishment of debt in the 2021 unaudited interim statement of operations.

BNP Paribas (“BNP”): On December 19, 2014, the Company drew down $53,500 under a secured loan agreement, which is repayable in 14 equal semi-annual installments of approximately $1,574 and a balloon of $31,466 payable on November 30, 2021. The loan bore interest at LIBOR plus a margin of 2%. On June 29, 2020, the Company entered into a loan agreement to refinance the existing loan, whereas the balloon of $31,466 will be payable in five equal semi-annual installments of approximately $1,574 and a balloon of $23,596 payable together with the last installment on May 19, 2024. The refinanced loan bears interest at LIBOR plus a margin of 2.5%.

On July 16, 2018, the Company drew down $75,000 under a secured loan agreement with BNP. The loan is repayable in 20 consecutive quarterly installments of $1,562.5 and a balloon installment of $43,750 payable together with the last installment on July 16, 2023. The loan bears interest at LIBOR plus a margin of 2.3%.

Nordea Bank AB, London Branch: On March 19, 2015, the Company drew down $93,080 under a secured loan agreement, which was repayable in 24 equal consecutive quarterly installments of about $1,862 each and a balloon of about $48,402 payable together with the last installment on March 19, 2021. The loan bore interest at LIBOR plus a margin of 2.1%. On May 7, 2020, the Company entered into a new loan agreement with Nordea Bank Abp, Filial I Norge, or Nordea, to refinance the balance of the existing loan, whereas the balance is payable in eight equal quarterly installments of about $1,862 each and a balloon of $40,955 payable together with the last installment on March 19, 2022. The borrowers have the option to request additional extensions until March 2023 and March 2024 subject to approval by the lender, both of which were exercised on July 30, 2021 (Note 11). The loan bears interest at LIBOR plus a margin of 2.25%.

ABN AMRO Bank N.V., or ABN: On March 30, 2015, the Company drew down $50,160 under a secured loan agreement, which was repayable in 24 equal consecutive quarterly installments of about $994 each and a balloon of $26,310 payable together with the last installment on March 30, 2021. The loan bore interest at LIBOR plus a margin of 2.0%.

On June 27, 2019, the Company drew down $25,000 under a new loan agreement, which is repayable in 20 consecutive quarterly installments of $800 each and a balloon installment of $9,000 payable together with the last installment on June 30, 2024. The loan bears interest and LIBOR plus a margin of 2.25%.

On May 22, 2020, the Company signed a term loan facility with ABN, in the amount of $52,885 million, divided into two tranches. The purpose of the loan facility was to combine the two loans outstanding with ABN and extend the maturity of the loan maturing on March 30, 2021 (tranche B) to the maturity of the other loan, maturing in June 30, 2024 (tranche A). The refinanced loan bears interest at LIBOR plus a margin of 2.25% for tranche A and LIBOR plus a margin of 2.4% for tranche B.

On May 20, 2021, the Company, drew down $91,000 under a secured sustainability linked loan facility with ABN AMRO Bank N.V, dated May 14, 2021, which was used to refinance existing loans which were treated as extinguished. The loan is repayable in 20 consecutive quarterly installments of 3,390 each and a balloon of $23,200 payable together with the last installment on May 20, 2026. The loan bears interest at LIBOR plus a margin of 2.15% per annum, which will be adjusted annually subject to the performance under certain sustainability KPIs. Debt issuance costs amounted to $736.

Danish Ship Finance A/S: On April 30, 2015, the Company drew down $30,000 under a loan agreement, which is repayable in 28 equal consecutive quarterly installments of $500 each and a balloon of $16,000 payable together with the last installment on April 30, 2022. The loan bears interest at LIBOR plus a margin of 2.15%. The loan was prepaid in full on May 20, 2021 and unamortized costs were written off to Loss on extinguishment of debt in the 2021 unaudited interim statement of operations.

ING Bank N.V.: On November 19, 2015, the Company drew down advance A of $27,950 under a secured loan agreement, which is repayable in 28 consecutive quarterly installments of about $466 each and a balloon installment of about $14,907 payable together with the last installment on November 19, 2022. Advance B of $11,733 was drawn on October 6, 2015 and is repayable in 28 consecutive quarterly installments of about $293 each and a balloon installment of about $3,520 payable together with the last installment on October 6, 2022. The loan bears interest at LIBOR plus a margin of 1.65%. The loan was prepaid in full on May 20, 2021 and unamortized costs were written off to Loss on extinguishment of debt in the 2021 unaudited interim statement of operations.

Export-Import Bank of China: On January 4, 2017, the Company drew down $57,240 under a secured loan agreement, which is repayable in 60 equal quarterly instalments of $954 each by January 4, 2032 and bears interest at LIBOR plus a margin of 2.3%.

DNB Bank ASA.: On March 14, 2019, the Company drew down $19,000 under a secured loan agreement, which is repayable in 20 consecutive quarterly instalments of $477.3 and a balloon of $9,454 payable together with the last installment on March 14, 2024. The loan bears interest at LIBOR plus a margin of 2.4%.

As at June 30, 2021 and December 31, 2020, the Company was in compliance with all of its loan covenants.

The maturities of the Company’s debt facilities described above as at June 30, 2021, and throughout their term, are shown in the table below and do not include the related debt issuance costs. The table has been adjusted to take into consideration the loan agreement between the Company and Nordea, described in Note 11, according to which the maturity of the existing loan has been extended to 2024.

Period	Principal Repayment
Year 1	$43,304
Year 2	43,304
Year 3	179,333
Year 4	17,376
Year 5	165,576
Year 6 and thereafter	21,942
Total	$470,835

6.Commitments and Contingencies

a)Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. The Company’s vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company’s vessels are entered.

b)On July 9, 2020, DWM and the ship-owning company of the vessel Protefs placed a security bond in the amount of $1,750 for any potential fines or penalties for alleged violations of law concerning maintenance of books and records and the handling of oil wastes of the vessel Protefs. Part of this amount is included in “due from related parties”, in the accompanying consolidated balance sheets, as the amount was paid by DSI (Note 2(d)). On February 2021, DWM entered into a plea agreement with the United States pursuant to which DWM, as defendant, agreed to waive indictment, plead guilty pursuant to the terms thereof, accepted a fine of $2,000 and the placement of DWM on probation for four years, subject to court approval. As of December 31, 2020, the company recognized an amount of $958, as an expense in the accompanying consolidated statements of operations representing the Company’s best estimate for the liability of Protefs in relation to this incident (Note 11).
c)As at June 30, 2021, all of the Company’s vessels were fixed under time charter agreements, considered operating leases. The minimum contractual gross charter revenue expected to be generated from fixed and non-cancelable time charter contracts existing as at June 30, 2021 and until their expiration was as follows:

Period	Amount
Year 1	$93,307
Total	$93,307

7.Capital Stock and Changes in Capital Accounts

a)Preferred stock: As at June 30, 2021 and December 31, 2020, the Company’s authorized preferred stock consists of 25,000,000 shares (all in registered form) of preferred stock, par value $0.01 per share, of which 1,000,000 are designated as Series A Participating Preferred Shares, 5,000,000 are designated as Series B Preferred Shares, 10,675 are designated as Series C Preferred Shares and 400 are designated as Series D Preferred Shares. As at June 30, 2021 and December 31, 2020, the Company had zero Series A Participating Preferred Shares issued and outstanding.
b)Series B Preferred Stock: As at June 30, 2021 and December 31, 2020, the Company had 2,600,000 Series B Preferred Shares issued and outstanding with par value $0.01 per share, at $25.00 per share and with liquidation preference at $25.00 per share Holders of series B preferred shares have no voting rights other than the ability, subject to certain exceptions, to elect one director if dividends for six quarterly dividend periods (whether or not consecutive) are in arrears and certain other limited protective voting rights. Also, holders of series B preferred shares, rank prior to the holders of common shares with respect to dividends, distributions and payments upon liquidation and are subordinated to all of the existing and future indebtedness.

Dividends on the Series B preferred shares are cumulative from the date of original issue and are payable on the 15th day of January, April, July and October of each year at the dividend rate of 8.875% per annum, or $2.21875 per share per annum. For the six months ended June 30, 2021 and 2020, dividends on Series B preferred shares amounted to $2,884 for each period. Since February 14, 2019, the Company may redeem, in whole or in part, the series B preferred shares at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared.

c)Series C Preferred Stock: As at June 30, 2021 and December 31, 2020, the Company had 10,675 Series C Preferred Shares issued and outstanding with par value $0.01 per share, owned by an affiliate of its Chief Executive Officer, Mrs. Semiramis Paliou. The Series C Preferred Stock votes with the common shares of the Company, and each share entitles the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Company. The Series C Preferred Stock has no dividend or liquidation rights.
d)Series D Preferred Stock: On June 22, 2021, the Company issued 400 shares of newly-designated Series D Preferred Stock, par value $0.01 per share, to an affiliate of its Chief Executive Officer, Mrs. Semiramis Paliou, for an aggregate purchase price of $360, or 264 net of expenses. The Series D Preferred Stock is not redeemable and has no dividend or liquidation rights. The Series D Preferred Stock will vote with the common shares of the Company, and each share of the Series D Preferred Stock shall entitle the holder thereof to up to 100,000 votes, on all matters submitted to a vote of the stockholders of the Company, subject to a maximum number of votes eligible to be cast by such holder derived from the Series D Preferred Shares and any other voting security of the Company held by the holder to be equal to the lesser of (i) 36% of the total number of votes entitled to vote on any matter put to shareholders of the Company and (ii) the sum of the holder’s aggregate voting power derived from securities other than the Series D Preferred Stock and 15% of the total number of votes entitled to be cast on matters put to shareholders of the Company. The Series D Preferred Stock is transferable only to the holder’s immediate family members and to affiliated persons or entities. The issuance of shares of Series D Preferred Stock to Tuscany Shipping Corp. was approved by an independent committee of the Board of Directors of the Company.

e)Repurchase of common shares: In February 2021, the Company repurchased in a tender offer 6,000,000 million shares at the price of $2.50 per share, for an aggregate cost of $15,136, including expenses.
f)Incentive plan: On February 18, 2021 and February 24, 2021, the Company’s Board of Directors approved the award of 260,000 and 2,400,000 shares of restricted common stock, respectively to executive management and non-executive directors, for a fair value of $798 and $6,816, respectively, to vest over a period of 3 years. Additionally, on February 24, 2021, the Company’s Board of Directors approved the award of 5,600,000 shares of restricted common stock to executive management and non-executive directors, for a fair value of $15,904, to vest over a period of 5 years. As at June 30, 2021, 16,664,759 shares remained reserved for issuance according to the Company’s incentive plan.

Restricted stock for the six months ended June 30, 2021 and 2020 is analyzed as follows:

		Weighted Average Grant
	Number of Shares	Date Price
Outstanding at December 31, 2019	3,833,233	$3.86
Granted	2,200,000	2.72
Vested	(2,310,502)	3.44
Outstanding at June 30, 2020	3,722,731	$3.22

Outstanding at December 31, 2020	2,423,012	$2.95
Granted	8,260,000	2.85
Vested	(1,168,363)	3.20
Outstanding at June 30, 2021	9,514,649	$2.83

The fair value of the restricted shares has been determined with reference to the closing price of the Company’s stock on the previous date the agreements were signed. The aggregate compensation cost is being recognized ratably in the consolidated statement of operations over the respective vesting periods. For the six months ended June 30, 2021 and 2020, compensation cost amounted to $3,399, and $5,503, respectively, and is included in “General and administrative expenses” presented in the accompanying consolidated statements of operations.

At June 30, 2021 and December 31, 2020, the total unrecognized cost relating to restricted share awards was $24,097 and $3,978, respectively. At June 30, 2021, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 2.15 years.

8.Interest and Finance Costs

The amounts in the accompanying unaudited interim consolidated statements of operations are analyzed as follows:

	June 30,
	2021	2020
Interest expense	$9,015	$11,350
Interest income from bond repurchase	(554)	—
Amortization of financing costs	718	512
Loan expenses	163	147
Total	$9,342	$12,009

9.Earnings/(loss) per Share

All common shares issued (including the restricted shares issued under the Company’s incentive plans) are the Company’s common stock and have equal rights to vote and participate in dividends. The calculation of basic earnings/(loss) per share does not treat the non-vested shares (not considered participating securities) as outstanding until the time/service-based vesting restriction has lapsed. Incremental shares are the number of shares assumed issued under the treasury stock method weighted for the periods the non-vested shares were outstanding. For the six months ended June 30, 2021 and 2020, the Company incurred losses, therefore the effect of incremental shares was anti-dilutive and basic and diluted loss per share was the same.

Profit or loss attributable to common equity holders is adjusted by the amount of dividends on Series B Preferred Stock as follows:

	June 30,
	2021	2020
Net income/(loss)	$1,520	$(113,617)
Less dividends on series B preferred shares	(2,884)	(2,884)
Net loss attributed to common stockholders	$(1,364)	$(116,501)

Weighted average number of common shares, basic and diluted	82,792,000	86,012,939
Loss per share, basic and diluted	$(0.02)	$(1.35)

10.Financial Instruments and Fair Value Disclosures

Interest rate risk and concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The ability and willingness of each of the Company’s counterparties to perform their obligations under a contract depend upon a number of factors that are beyond the Company’s control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the shipping industry and charter hire rates. The Company’s credit risk with financial institutions is limited as it has temporary cash investments, consisting mostly of deposits, placed with various qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition by receiving payments of hire in advance. The Company, generally, does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

During the six months ended June 30, 2021 and 2020, charterers that individually accounted for 10% or more of the Company’s time charter revenues were as follows:

Charterer	2021	2020
Cargill International SA	13%	18%
Koch Shipping PTE LTD. Singapore	11%	15%
Swissmarine Pte. Ltd		14%

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings. Currently, the company does not have any derivative instruments to manage such fluctuations.

Fair value of assets and liabilities: The carrying values of financial assets reflected in the accompanying consolidated balance sheet, approximate their respective fair values due to the short-term nature of these financial instruments. The fair value of long-term bank loans with variable interest rates approximates the recorded values, generally due to their variable interest rates.

As of June 30, 2021, the Bond having a fixed interest rate and a carrying value of $17,800 (Note 5) had a fair value of $18,810 determined through the Level 1 input of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements. Similarly, as of June 30, 2021, the New Bond having a fixed interest rate and a carrying value of $125,000 (Note 5) had a fair value of $127,813 determined through the Level 1 input of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements.

As of June 30, 2021, one vessel was recorded as held for sale at $9,010, which was the vessel’s net book value on the date of sale on March 16, 2021, having a fair value less cost to sell at that date of $10,575. The fair value was determined through the Level 1 input of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements.

11.Subsequent Events

a)	Series B Preferred Stock Dividends: On July 15, 2021, the Company paid a dividend on its series B preferred stock, amounting to $0.5546875 per share, or $1,442, to its stockholders of record as of July 14, 2021.

b)	Vessel acquisition: On July 15, 2021 the Company signed, through a separate wholly-owned subsidiary, a Memorandum of Agreement to acquire from an unaffiliated third party, a 2011 built Kamsarmax dry bulk vessel of 82,165 dwt, for a purchase price of $22,000. The Company paid an amount of $4,400, being 20% advance of the purchase price, into an escrow account. The balance of the purchase price will be paid together with bunkers and lubricants on the vessel’s delivery expected to take place by the end of February 2022.
c)	Refinancing Agreement: On July 29, 2021, the Company entered into a supplemental agreement with Nordea, pursuant to which the borrowers exercised their options to extend the loan maturity to March 2024 (Note 5) and in addition drew down, on July 30, 2021, an additional amount of $460. The balance of the loan will be repaid in 11 equal consecutive quarterly instalments of $1,861.6 and a balloon instalment of $26,522 payable on March 19, 2024.
d)	Vessel delivery: On July 30, 2021, the vessel Naias which was held for sale as of June 30, 2021 (Note 3) was delivered to its new owners.
e)	Tender Offer: On August 19, 2021, the Company purchased in a tender offer 3,333,333 shares of its outstanding common stock, at a price of $4.50 per share.
f)	Protefs: On September 23, 2021, the sentencing hearing of the Protefs case took place (Note 6). The judge formally accepted the DWM’s guilty pleas, adjudged the company guilty and imposed the agreed upon sentence of a combined fine of $2,000, a total special assessment and a four year term of probation.